Exhibit 99.1

YAMANA GOLD DECLARES FIRST QUARTER DIVIDEND

TORONTO, ONTARIO, February 18, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) declares its first quarter 2014 dividend of $0.0375 per share. This represents an annualized dividend of $0.15 per share. Shareholders of record at the close of business on March 31, 2014 will be entitled to receive payment of this dividend on April 14, 2014.  The dividend is an “eligible dividend” for Canadian tax purposes.

The Company is committed to the sustainability of dividends which are, in part, determined by margins achieved, current and future cash flows and the expectation that margins and cash flow are sustainable in current or future metal price environments. The rapid change in metal prices the past year has significantly compressed margins notwithstanding mostly successful efforts to reduce costs.

The decision to declare the dividend at the current level takes into account the margin reduction since late 2012 because of lower metal prices. It also takes into account a need to balance distributions to shareholders with the capital needs of prospective and high quality opportunities. In 2014, the Company will determine its development plans for Cerro Moro and Suyai which are two high grade projects currently advancing through the Company’s project pipeline. Deploying capital toward projects that deliver future cash flow and increases in cash flow is prudent when balanced with a fair dividend to shareholders.

“Gold mining companies are in the business of monetizing gold production,” commented Peter Marrone, Chief Executive Officer. “The payout to shareholders through dividends can be represented by ounces of gold sold and the margins at the time. If you look at the compression of margins that has occurred with the rapid decline in metal prices over the past year, the dividend payout of equivalent ounces from previous years would decline significantly. When looking at current metal prices and margins, one can see that the same number of gold ounces providing a higher cash distribution before would have a lower cash value today. In setting our dividend, we took these issues into account.”

The Company views this dividend level as a baseline and as margins and cash flow improve this level will be evaluated further.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

(All amounts are expressed in United States dollars unless otherwise indicated.)

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com